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Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	December 4, 2006	E-Mail Address: atawney@bowlesrice.com

Hanna T. Teshome, Esq. Special Counsel Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N. E. Washington, DC 20549-3561

Re:	Convention All Holdings, Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed December 4, 2006 Registration Statement on Form SB-2 Filed August 21, 2006, File No. 333-136791

Dear Ms. Teshome:

On behalf of Convention All Holdings, Inc. (“CAH”), we hereby submit the following responses to your comment letter dated November 3, 2006:

Losses and Opinion Regarding Continuing as a Going Concern, page 1

1. CAH has revised its disclosure to quantify its working capital deficit as of 2005. This amount is $99,455. CAH has also included the amount of its working capital as of September 30, 2006, which is $27,202.

2. CAH has identified the major client that it lost in the middle of 2005 as Sara Lee.

3. The full name of the client that Convention All Services, Inc. (“CAS”) lost in 2003 is ADAC Laboratories. CAH has added the full name to the disclosure on page 1. The acquisition of ADAC Laboratories by North American Phillips led to the loss of the client in 2003 because North American Phillips uses a different company for installing and dismantling exhibit properties.

Hanna T. Teshome, Esq
December 4, 2006

4. CAH does not believe that the loss of its largest client in 2003 and a major client in 2005 represents a trend regarding the loss of large clients. The reason for the loss of ADAC Laboratories in 2003 was the result of an acquisition of such client and not the result of any actions or omissions by CAS.

5. CAS did not own the building located at 205 Fairbank Street in Addison, Illinois; therefore, there are no relating drawbacks associated with the sale. The building was owned by Frank Cassell, Thomas Cassell and James Cassell.

6. CAH has deleted the reference to management’s attempt to raise additional capital through the sales of its common stock and the reference to seeking financing from third parties.

7. As indicated in paragraph 6 above, management is not currently seeking to raise additional capital or financing, and therefore, this disclosure has been deleted.

8. CAH has deleted its disclosure regarding the hiring of a salesman with a current book of business. CAH has engaged in preliminary discussions with other industry service providers to outsource the servicing of its clients’ business in return for a commission based fee structure paid by the service provider. CAH anticipates that the outsourcing will reduce operating expenses while creating a stream of income. CAH has added this disclosure to the amended registration statement. CAH has also disclosed that it would require a book of business of approximately $1,000,000 to become profitable.

9. CAH does not currently have any plans, proposals or arrangements with any specific acquisition target or merger partners. Management has talked to certain individuals, but no proposals have been made.

The Offering, page 2

10.-13. International Machinery Movers, Inc. (“IMM”) has provided a total of $67,210 to CAH to complete the SB-2 Registration Statement and to meet its ongoing SEC reporting requirements. These loans are represented by three promissory notes attached to the Form SB-2 as Exhibit 99.1. These promissory notes have been amended to (i) indicate that Convention All Holdings, Inc. is the maker as opposed to Conventional All Services, Inc.; (ii) to set forth the correct amount of the loans; and (iii) to document one of the loans that was not previously included in Amendment No. 1 to Form SB-2. On November 6, 2006, IMM converted the loans to preferred stock of CAH, as permitted under the provisions of the promissory notes. The indebtedness under the promissory notes was exchanged for a total of 336,050 convertible preferred shares of CAH. This number of shares represents a purchase price of $.20 per share as set forth in the promissory notes. On November 28, 2006, IMM converted its 336,050 shares of convertible preferred stock to 250,000 common shares of CAH. Although the conversion ratio was one to one, IMM accepted a lesser amount of common shares. IMM has terminated its agreement with CAH to provide any additional funding. These additional transactions have been described in Amendment No. 2 to Form SB-2.

Hanna T. Teshome, Esq
December 4, 2006

Because we have granted a third party, page 7

14.-15. We have deleted the risk factor at the top of page 7 in light of IMM’s conversion of its outstanding indebtedness for stock of CAH.

Determination of Offering Price, page 7

16. The conditions for the closing of the private placement have been met. CAS was required to go through a rescission process because of a clerical error in the subscription agreement. The rescission process has been completed, and the total purchase price for the shares of CAS has been released from escrow to CAS This amount appears in the financial statements for the quarter ending September 30, 2006.

Convertible Securities, page 16

17. CAH received cash from IMM during the respective periods in return for oral agreements with terms which were eventually memorialized in the executed notes in Exhibit 99.1

18. IMM exchanged the outstanding principal amount of $67,210 under the three promissory notes for 336,050 shares of preferred stock of CAH. The purchase price per share of the preferred stock of CAH was $0.20. IMM converted its 336,050 preferred shares to 250,000 common shares of CAH. Although the conversion ratio was one to one, IMM accepted a lesser amount of common shares on the conversion. CAH has revised its disclosure under the heading “Convertible Securities” to include these facts.

19. CAH has no other agreements, arrangements or understandings with IMM or any of its shareholders. The consideration received by IMM for providing financing to CAH was the ability to exchange its indebtedness for shares of stock of CAH.

Major Customers, page 18

20. CAH has deleted the references on page 18 to “major” customers since none of these customers account for 10% of its income.

Breakdown of Customers by Industry, Show and Location, page 19

21. CAH has revised the chart on page 19 to indicate the period of time covered by the chart and to add the names of customers at each large show. The names of some of the shows should not have been bolded and the bolding has been removed.

Hanna T. Teshome, Esq
December 4, 2006

Competition, page 21

22. CAH does not know if its competitors offer package pricing; accordingly it has deleted package pricing as a competitive advantage.

Employees, page 22

23. CAH has revised the prospectus to clarify that CAH’s original contract with McCormick Place requires the use of union labor to provide services to McCormick Place, which is the largest convention center in Chicago. In addition, the Metropolitan Pier Exposition Authority (the “Authority”), the governing body for all convention centers in Chicago, entered into an agreement with certain unions in which the Authority agreed to require contractors who erect and dismantle exhibits at facilities governed by the Authority to recognize the jurisdictions of the unions. The revised disclosure also clarifies that the wages to be paid the union workers are published and periodically updated and that CAH is required to make contributions to various union pension plans based on the number of hours each union laborer works. CAH has added a risk factor relating to the use of union labor.

Plan of Operation, page 23

24. CAH has added a disclosure that it will not engage in any research and development. In addition, CAH has added the time period that it will take to hire a new salesperson and the contingency plan if a new salesperson is not hired, which is the outsourcing of servicing clients. CAH has also added the cost and savings of both tasks.

25. CAS has been in business for 21 years. CAH’s cash increased approximately $130,000 during the third quarter of 2006 because of a one time insurance settlement. CAH believes that it will not need any additional cash during the next twelve months and has revised the disclosure on page 22 of the prospectus to include this belief.

Analysis of Financial Condition and Results of Operation, page 24

26. CAH has revised the references to “bi-annual” and “tri-annual” to “once every two years” and “once every three years” respectively.

27. CAH has revised its disclosure to clarify that the convention business at McCormick Place has increased. The following three new shows were held at McCormick Place: the International Machine Tool Show, International Plastics Show and the Air Conditioning, Heating and Refrigeration Show.

Hanna T. Teshome, Esq
December 4, 2006

Liquidity and Capital Resources, page 25

28. CAH does not have any specific plans for raising additional capital and has deleted the reference to the raising of additional capital.

Off-Balance Sheet Arrangements, page 26

29. CAH has revised the language in the first sentence of the second paragraph under the heading “Off-Balance Sheet Arrangements” from “the shareholders” to “certain shareholders.”

Management’s Discussion and Analysis, page 23

Use of Estimates, page 27

30. As CAS only has 100 customers, information which would provide sensitivity to change for its estimates and assumptions over the allowance for doubtful accounts is not available. The disclosure on page 22 under the heading “Use of Estimates”, will be revised as follows:

“In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates. Our critical estimates include its allowance for doubtful accounts and its deferred tax valuation allowance.

Our uncertainty over whether our customers will have the ability to pay for the services we provide impacts our estimate of the collection of doubtful accounts.  We base our estimate on our collections history for the specific clients and our understanding of the industry in general.  There is no published industry information regarding the credit worthiness or default ratios for our industry which we would consider to be more reliable than our own knowledge of our customers and their individual financial conditions.  Accordingly, we base our estimate of the allowance for doubtful accounts on our collections history for the specific clients, their circumstances, and the aging of our accounts receivable balance.  We could incur a different default experience than we are able to estimate, resulting in a collections of amounts that were previously considered to be uncollectible.  Alternatively, we may need to increase the allowance in excess of our previous estimate as amounts which were thought to be uncollectible become delinquent.  Our experience has been that our estimates have been very reliable.  For example, for fiscal years 2006 and 2005 and for the nine months ended September 30, 2006, we have not incurred bad debts in excess of our reported allowance for doubtful accounts, nor have we collected amounts which were previously estimated to be uncollectible.

Our uncertainty over whether we will be able to experience positive operating results impacts our estimate of the deferred tax valuation allowance.  Our estimate is subject to Statement of Financial Accounting Standards No 109, Accounting for Income Taxes, which requires that we only recognize a deferred tax asset that is more likely than not to be realized.  Based our experienced net losses, we estimate that it is not more likely than not that we will be able to generate taxable net income.  Until we can demonstrate that we can experience sufficient taxable income for book purposes, we are uncertain whether we will be able to realize the benefit from loss carryforwards which are the basis for the deferred tax asset.  Accordingly, the deferred tax asset is fully impaired by the deferred tax valuation allowance.  It is possible that we could experience book taxable income, which would allow us to receive a tax benefit from the reduction in deferred tax asset valuation allowance wholly or partially offsetting the period tax expense for book purposes.”

Hanna T. Teshome, Esq
December 4, 2006

Description of Property, page 27

31. The lease for the property located at 205 Fairbank Street, Addison, Illinois, consists of a Memorandum of Lease, which was required by American Chartered Bank. The Memorandum of Lease is attached to the Prospectus as Exhibit 10.2. A more formal lease agreement was not executed between the Lessors, Frank Cassell, Thomas Cassell and James Cassell, and the Lessee, CAS, because these parties were related parties. The monthly lease payment consisted of a principal payment of $2,222.22 plus interest on the balance of the mortgage on the property, plus escrow payments for property taxes and insurance of $911.87. These lease payments were required by American Chartered Bank.

Market Information, page 28

32. CAH has removed the sentence that reads “We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in our securities.”

Signatures, page 51

33. The principal officer of the Company is Frank P. Cassell, and this designation has been added to the signature page of the Prospectus.

CAH has enclosed two black-lined copies of Amendment No. 2 to Form SB-2 and two clean copies of Amendment No. 2 to Form SB-2 to expedite your review. CAH has also enclosed a CD that contains a black-lined copy of Amendment No. 2 and a clean version of Amendment No. 2.

Please address any comments to Amendment No. 2 to Mr. Frank Cassell, who is the Chief Executive Officer and Chief Financial Officer of CAH, instead of Mr. Thomas Cassell.

Hanna T. Teshome, Esq
December 4, 2006

If you have any questions, please do not hesitate to contact me at (304) 347-1123.

Very truly yours,
/s/ Amy J. Tawney
Amy J. Tawney

AJT/jam
cc: Frank Cassell